

May 11, 2023

Spyridon Papapetropoulos
Chief Executive Officer
Bionomics Limited
2710 Gateway Oaks Drive, Suite 150N
Sacramento, CA 95833

      Re: Bionomics Limited
            Registration Statement on Form F-3
            Filed May 5, 2023
            File No. 333-271696

Dear Spyridon Papapetropoulos:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Michael E. Sullivan, Esq.